Equitable Financial Life Insurance Company

Supplement Dated May 21, 2026 to the current Modernized Alternative Disclosure Annual Notice (“Annual Notice”) for:

Investment Edge®

Retirement Cornerstone® Series 15.0 Series E

Retirement Cornerstone® Series 15A Series E

Retirement Cornerstone® Series 15B Series E

This Supplement modifies certain information in the above-referenced Modernized Alternative Disclosure Annual Notices (together the “Annual Notice”). You should read this Supplement in conjunction with the Annual Notice and retain it for future reference. The Annual Notices are hereby incorporated by reference. Unless otherwise indicated, all other information included in the Annual Notice remains unchanged. The terms we use in this Supplement have the same meaning as in the Annual Notice.

The following hereby amends the name and/or current expense in “Appendix: Investment options available under the contract” for the following funds:

Portfolio Company — Investment Adviser; Sub-Adviser(s), as applicable	Current Expenses

American Funds Insurance Series® SMALLCAP World Fund®(1) — Capital Research and Management Company	1.15	%^

Lord Abbett Bond Debenture Portfolio (VC) — Lord, Abbett & Co. LLC	1.05%

(1)	Formerly American Funds Insurance Series® Global Small Capitalization Fund. The former name may continue to be used in certain documents for a period of time after the date of this Supplement.

Cat #800307 (5/26)
IE, RC 15.0 Series E, RC 15A Series E, RC 15B Series E (MAD)	#112002